Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED AUGUST 1, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose our acquisition of a multifamily property.

Multifamily Property Acquisition

The disclosure appearing under the heading “Investment Portfolio—Investments in Real Property” beginning on page 114 of the Prospectus is supplemented with the following:

On July 25, 2019, we acquired a fee-simple interest in a multifamily property (“Concord Park Apartments”) for $86.7 million, excluding closing costs. Concord Park Apartments is a high-quality, 2005-construction midrise multifamily property totaling 335 units located in Laurel, Maryland, with easy access to the Washington, D.C. corridor. Concord Park Apartments is 95% leased as of the acquisition date and is centrally located within close proximity to Fort Meade, the surrounding areas focused on government and cybersecurity/tech employment, major transportation nodes including I-95 and US-1, MARC rail with access to Washington, D.C.’s Union Station, and two shopping centers totaling 1.9 million square feet of retail. The Concord Park Apartments’ surrounding demographics represent an affluent ($110,000 median income) and young (33 years average) resident profile, coupled with strong government and private employment growth in the defense and cybersecurity/tech industries.

SREIT-SUP7-0819